                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                                 YES [_] NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on November 21, 2006.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  November 21, 2006
                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

             G. WILLI-FOOD TO ANNOUNCE THIRD QUARTER 2006 FINANCIAL
                             RESULTS ON NOVEMBER 28

YAVNE, ISRAEL NOVEMBER 21, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "Company" or "Willi Food"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it will report third quarter and nine month results for the period ended September 30, 2006 on Tuesday,
November 28, 2006.

The Company will host a conference call to discuss results on November 28 at
10:00 AM EST. Interested parties may participate in the conference call by dialing (800) 374-2501 (US), or (706) 634-2468 (International) and giving conference ID# 2817795, 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 1:00 PM EST on November 28 through
12:00 AM EST on December 13, by dialing (800) 642-1687 (US), or (706) 645-9291
(International), and entering conference ID# 2817795.

The Company recently announced that it expects to report revenue growth of approximately 20% in the third quarter of 2006 compared to the third quarter of
2005. Willi Food expects a revenue increase of approximately 22% for the first nine months of 2006 over the first nine months of 2005.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.
FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND
OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE
OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, LEVELS OF
ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED IN THOSE
FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS INCLUDE BUT ARE NOT
LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES, PAYMENT DEFAULT BY ANY OF
OUR MAJOR CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS
AND REGULATIONS AND INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND
APPROVALS FOR OUR PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, LOSS
OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF COMPETITION IN
ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN ECONOMIC CONDITIONS
IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN THE COMPANY'S CORE
MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF OUR PRODUCTS AND
OTHER RISKS AND UNCERTAINTIES SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE
COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005, FILED
WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 2006. THESE FACTORS ARE
UPDATED FROM TIME TO TIME THROUGH THE FILING OF REPORTS AND REGISTRATION
STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE DO NOT ASSUME ANY
OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS
RELEASE.

CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com